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May 27, 2022

Via EDGAR

Frank Knapp

Staff Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Digital Realty Trust, Inc.

Digital Realty Trust, L.P.

Form 10-K for the fiscal year ended December 31, 2021

Filed February 25, 2022

File Nos. 001-32336 and 000-54023

Dear Mr. Knapp:

This letter sets forth the response of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (collectively, the “Company”) to the comments received on May 23, 2022 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company on February 25, 2022 (“2021 Form 10-K”).

For ease of review, we have set forth below the numbered comments of the Staff in its letter dated May 23, 2022 and the Company's responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 61

1.We note your disclosure of results of operations includes a discussion of your stabilized and non-stabilized portfolio. Please consider expanding your disclosure to include a discussion of the changes to each portfolio from period to period including the additions, subtractions and transfers between each category.

2
May 27, 2022 Page 2

Response:

We appreciate the Staff’s comments on this item and agree the addition of information proposed by the Staff would increase transparency for users of our financial statements. Below is an example of the table we propose to add to all future Form 10-K and Form 10-Q filings. We believe this table includes all information suggested by the Staff. We propose to add the table immediately beneath the definitions of Stabilized and Non-Stabilized portfolios (which are immediately prior to the discussion of results of operations (as shown on page 61 of our 2021 Form 10-K). We elected to use Net Rentable Square Feet (“NRSF”) in the table as this is the metric we use throughout our filings to discuss our leasing and development activities. The total NRSF per this table ties to total Consolidated NRSF as shown on page 58 of the 2021 Form 10-K.

Proposed additional table (as it would have appeared on page 61 of the 2021 Form 10-K if it had been included at that time). Definitions of Stabilized and Non-Stabilized portfolios are already included in the 2021 Form 10-K on page 61 and are provided here to better illustrate the exact location of the proposed additional table.

Stabilized: The stabilized portfolio includes properties owned as of the beginning of all periods presented with less than 5% of total rentable square feet under development.

Non-Stabilized: The non-stabilized portfolio includes: 1) properties that were undergoing, or were expected to undergo, development activities during any of the periods presented, 2) any properties contributed to joint ventures, sold, or held for sale during the periods presented, and 3) any properties that were acquired or delivered at any point during the periods presented.

A rollforward showing changes in the stabilized and non-stabilized portfolios in 2021 as compared to 2020 is shown below.

Net Rentable Square Feet	Stabilized	Non-Stabilized	Total
As of December 31, 2020	19,302,891	12,058,004	31,360,895
New development and space reconfigurations	(166,798)	1,698,682	1,531,884
Contribution to Digital Core REIT	(1,209,164)	—	(1,209,164)
Dispositions / Sales	(1,001,701)	—	(1,001,701)
Transfers to stabilized from non-stabilized	170,138	(170,138)	—
Acquisitions	—	—	—
As of December 31, 2021	17,095,366	13,586,548	30,681,914

2.Please consider expanding your disclosure to quantify all the factors that had a significant impact on operations from period to period. For example, we note that the completion of a global development pipeline, expansion into new markets in EMEA and property sales all contributed to the change in non-stabilized rental and other services revenue during the period. However, it does not appear that the impact of these items has been quantified in your MD&A.

Response:

In future filings, when we mention factors having significant impacts to our operations, we will quantify the factors mentioned. In case it is helpful for the Staff, we have shown the sentence noted by the Staff, updated for the requested quantification, immediately below.

3
May 27, 2022 Page 3

Non-stabilized rental and other services revenue increased $499.5 million for the year ended December 31, 2021, compared to the same period in 2020 primarily due to the completion of global development pipeline and related lease up operating activities ($216.1 million) and expansion into new markets in EMEA ($17.9 million), offset by the impact of properties sold in 2020 and 2021 (-$45.5 million) and due to the Interxion Combination, which contributed $303.8 million to the increase.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Capitalization of Costs, page 105

3.

We note your disclosure that direct and indirect leasing costs associated with the acquisition of tenants are capitalized. Please tell us how determined it was appropriate to capitalize indirect costs. Reference is made to ASC Topic 842-10-30-9 through 10; and ASC Topic 842-30-25-10. In your response, tell us the amount of indirect costs capitalized in each period presented in your financial statements.

Response:

We do not capitalize indirect leasing costs and will remove the word “indirect” from this footnote in all future filings.

****

Please do not hesitate to contact me by telephone at (213) 891-8185 or by email at brent.epstein@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brent T. Epstein

Brent T. Epstein

of LATHAM & WATKINS LLP

cc:A. William Stein, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.

Andrew P. Power, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.

Jeannie Lee, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Camilla Harris, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Eric Keilman, KPMG LLP